Exhibit 99.3

Auris Medical News Release

Auris Medical Holding AG Reports First Quarter 2015 Financial Results and Provides Business Update

Zug, Switzerland, May 28, 2015 – Auris Medical Holding AG (NASDAQ: EARS) today provided an update on the Company’s business and announced financial results for the first quarter ended March 31, 2015.

"Auris Medical continued to make strong progress in the first months of 2015," commented Thomas Meyer, the Company’s founder, Chairman and CEO. "Enrollment into our AM-101 Phase 3 trials in the treatment of acute inner ear tinnitus advanced well, and through our recent equity raise we laid the groundwork for moving forward with an expanded AM-111 late-stage clinical development program. The treatment of acute inner ear hearing loss with AM-111 addresses an important unmet medical need and represents a substantial commercial opportunity for Auris Medical.”

Recent Business Highlights

•	Based on further discussions with clinicians and feedback obtained from regulatory agencies, the Company refined and strengthened its development program for AM-111 in the treatment of acute sensorineural hearing loss (ASNHL). In addition to the HEALOS trial (to be performed in Europe and Asia), Auris Medical will conduct a second Phase 3 trial (ASSENT), to be performed in the U.S., to test AM-111 in patients suffering from idiopathic sudden sensorineural hearing loss (ISSNHL). Based on market research, the Company believes ISSNHL to be the most frequent type of ASNHL. In both trials, a single intratympanic dose of AM-111 0.4 mg/mL or 0.8 mg/mL will be tested against placebo; participants in ASSENT may receive an oral corticosteroid as a background therapy. Auris Medical expects to begin enrollment in the HEALOS trial in the third quarter of 2015 and in the ASSENT trial in the first quarter of 2016. In addition, the Company is preparing a Phase 2 trial (REACH) with AM-111 in the treatment of surgery-induced hearing loss. Auris Medical expects to begin enrollment in REACH in the third quarter of 2016.

•	To fund the late-stage AM-111 clinical development program, Auris Medical raised $25 million in additional equity in May through a public offering of 5,275,000 of its common shares at $4.75 per share. After deducting the underwriting discounts and estimated offering expenses, the net proceeds of the public offering were approximately $22.9 million. As a result of the offering, the Company extended its cash runway to Fall 2017 (excluding funding needs for preparation of AM-101’s commercialization).

•	The AM-101 Phase 3 clinical program in acute inner ear tinnitus progressed further. In May, close to 50% of the target patient number was enrolled in the TACTT2 trial (primarily conducted in North America) and more than 50% in the TACTT3 trial (conducted in Europe). Following the interim analysis and based on recommendations from the Independent Data Review Committee, enrollment in the post-acute tinnitus stratum of the TACTT3 trial continued with patients with tinnitus onset between 3 and 6 months prior to enrollment.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 •

www.aurismedical.com

post-acute tinnitus stratum of the TACTT3 trial continued with patients with tinnitus onset between 3 and 6 months prior to enrollment.

•	Two recent publications in peer-reviewed scientific and medical journals released additional preclinical and clinical data on AM-101. One of the articles, appearing in Cellular Physiology and Biochemistry, presented experimental data from an animal model of noise-induced tinnitus. The authors showed a significant reduction in the loss of inner hair cell ribbons and superior preservation of the amplitudes of centrally generated auditory brainstem response waves in AM-101 treated animals compared to controls. The second article, published in Audiology & Neurotology, presented the results from the TACTT1 trial with AM-101 and detailed how the most appropriate dose regimen for the Phase 3 was determined based on Phase 2 clinical outcomes.

•	Scientific and clinical data from the AM-101 program were presented in a well-attended corporate symposium at the Annual Congress of the German Society of Oto-Rhino-Laryngology, Head and Neck Surgery in Berlin. The symposium was chaired by Prof. Markus Suckfüll, Munich, and featured presentations by Prof. Marlies Knipper, Tübingen, and Guido Mühlmeier, MD, Ulm.

•	The Company further strengthened its intellectual property portfolio. The U.S. Patent and Trademark Office (“USPTO”) issued a Notice of Allowance for a patent relating to methods of treating inner or middle ear diseases with intratympanic injections of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. Auris Medical continues to seek to obtain broad coverage for its intellectual property around polymer-based ear therapeutics.

Financial Results

As of March 31, 2015, the Company had CHF 49.7 million in cash and cash equivalents. Operating expenses for the three months ended March 31, 2015 were CHF 7.2 million, with CHF 6.2 million attributable to research and development. This compares to operating expenses of CHF 5.9 million and research and development expenses of CHF 4.1 million for the same period in 2014. Net finance expenses were CHF 0.9 million primarily due to the strengthening of the Swiss Franc against the U.S. dollar and the Euro, which resulted in substantially higher unrealized losses on foreign currency positions. The Company reported a net loss for the quarter ended March 31, 2015 of CHF 8.1 million, or CHF 0.28 per share. This compares to a net loss of CHF 5.9 million, or CHF 0.32 per share, for the same period in 2014.

The increase in operating expenses, and resulting increase in operating loss, for the three-month period ended March, 2015 over the comparable period in 2014 primarily reflect the progression of the AM-101 Phase 3 clinical development program, preparations for the late stage AM-111 clinical program, headcount expansion, and higher legal and auditing expenses related to being a public company.

The Company expects operating expenses for the 2015 financial year to be in the range of CHF 30.0 to 35.0 million, including spending on advancing the AM-111 late-stage program. This outlook is based on management’s current expectations and beliefs.

Conference Call / Webcast Information

Auris Medical will host a live conference call and webcast to discuss the Company's financial results and provide a general business update. The call is scheduled for May 28, 2015 at 8:00 a.m. Eastern Time (2:00 p.m. Central European Time).

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To participate in this conference call, dial 1 855 217 7942 (USA) or +1 646 254 3372 (International), and enter passcode 5198101. A live, listen-only audio webcast of the conference call can be accessed on the Investor Relations section of the Auris Medical website at: www.aurismedical.com. A replay will be available approximately two hours following the live call also on the Company’s website.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the development of treatments for acute inner ear tinnitus (AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic injection with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS".

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F, and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Auris Medical Holding AG

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)

(in CHF thousands, except share and currency data)

	Three Months Ended March 31,
	2015	2014
Research and development expenses	(6,230)	(4,149)
General and administrative expenses	(930)	(1,709)
Operating loss	(7,160)	(5,858)
Finance income / expense (net)	(892)	(2)
Loss before tax	(8,052)	(5,860)
Net loss attributable to owners of the Company	(8,052)	(5,860)
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	(229)	(17)
Items that are or may reclassified to profit or loss:
Foreign currency translation differences	18	5
Other comprehensive income	(211)	(11)
Total comprehensive loss attributable to owners of the Company	(8,263)	(5,871)
Loss per share, basic and diluted	(0.28)	(0.32)
Weighted average common shares outstanding, basic and diluted	29,013,214	18,055,273
Currency rate CHF / USD	0.9526	0.8928

Auris Medical Holding AG

Condensed Consolidated Statement of Financial Position (unaudited)

(in CHF thousands)

	March 31, 2015	December 31, 2014
Assets
Non-current assets
Property and equipment	214	235
Intangible assets	1,483	1,483
Deferred tax asset	—	33
Total non-current assets	1,697	1,751
Current assets
Current financial assets and other receivables	501	543
Prepayments	190	265
Cash and cash equivalents	49,654	56,934
Total current assets	50,345	57,742
Total assets	52,042	59,493
Equity and Liabilities
Equity
Share capital	11,606	11,604
Share premium	93,872	93,861
Foreign currency translation reserve	(33)	(51)
Accumulated deficit	(60,359)	(52,131)
Total shareholders’ equity attributable to owners of the Company	45,086	53,283
Non-current liabilities
Employee benefits	1,631	1,411
Deferred tax liabilities	328	360
Total non-current liabilities	1,958	1,771
Current liabilities
Convertible loans	—	—
Trade and other payables	3,106	3,234
Accrued expenses	1,892	1,205
Total current liabilities	4,998	4,439
Total liabilities	6,957	6,210
Total equity and liabilities	52,042	59,493
Currency rate CHF / USD	0.9720	0.8841

Auris Medical Holding AG

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)

(convenience presentation in USD thousands, except share data)

	Three Months Ended March 31,
	2015	2014
Research and development expenses	(6,409)	(4,269)
General and administrative expenses	(957)	(1,758)
Operating loss	(7,366)	(6,029)
Finance income / expense (net)	(918)	(2)
Loss before tax	(8,284)	(6,029)
Net loss attributable to owners of the Company	(8,284)	(6,029)
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	(235)	(17)
Items that are or may reclassified to profit or loss:
Foreign currency translation differences	19	6
Other comprehensive income	(217)	(11)
Total comprehensive loss attributable to owners of the Company	(8,501)	(6,040)
Loss per share, basic and diluted	(0.29)	(0.33)
Weighted average common shares outstanding, basic and diluted	29,013,214	18,046,442

Solely for the convenience of the reader, unless otherwise indicated, all Swiss Franc amounts stated in the Condensed Consolidated Statement of Profit and Loss for the 3 months ended March 31, 2015 and March 31, 2014, have been translated into U.S. dollars at the rate on March 31, 2015 of USD 1.0288 / CHF 1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

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Auris Medical Holding AG

Condensed Consolidated Statement of Financial Position (unaudited)

(convenience presentation in USD thousands)

	March 31, 2015	December 31, 2014
Assets
Non-current assets
Property and equipment	221	242
Intangible assets	1,525	1,525
Deferred tax asset	—	34
Total non-current assets	1,746	1,801
Current assets
Current financial assets and other receivables	516	558
Prepayments	196	273
Cash and cash equivalents	51,084	58,574
Total current assets	51,796	59,405
Total assets	53,542	61,207
Equity and Liabilities
Equity
Share capital	11,940	11,938
Share premium	96,576	96,565
Foreign currency translation reserve	(34)	(53)
Accumulated deficit	(62,097)	(53,633)
Total shareholders’ equity attributable to owners of the Company	46,385	54,818
Non-current liabilities
Employee benefits	1,678	1,451
Deferred tax liabilities	337	371
Total non-current liabilities	2,015	1,822
Current liabilities
Convertible loans	—	—
Trade and other payables	3,196	3,328
Accrued expenses	1,947	1,239
Total current liabilities	5,142	4,567
Total liabilities	7,157	6,389
Total equity and liabilities	53,542	61,207

Solely for the convenience of the reader, unless otherwise indicated, all Swiss Franc amounts stated in the Condensed Consolidated Statement of Financial Position as at March 31, 2015 and December 31, 2014, have been translated into U.S. dollars at the rate on March 31, 2015 of USD 1.0288 / CHF 1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Company: Dr. Thomas Meyer, Chairman and CEO, +41 41 729 71 94, ear@aurismedical.com

Investors: Matthew P. Duffy, Managing Director, LifeSci Advisors, 212-915-0685, matthew@lifesciadvisors.com